UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

30 March 2021, London, U.K. GlaxoSmithKline plc (GSK) GSK publishes respiratory product sales reporting changes

Respiratory and HIV categories for reported sales to be updated
To reflect the different stages of the product life-cycle of certain respiratory products and to ensure consistency of reporting for the sales of products with similar levels of strategic focus, the reporting of Relvar/Breo Ellipta along with the smaller Incruse Ellipta and Arnuity Ellipta product sales will with effect from the first quarter of 2021 be reported under the "Established Respiratory" section of our "Established Pharmaceuticals" category. Product sales of Trelegy Ellipta, Nucala and Anoro Ellipta will continue to be reported within the "Respiratory" category.
In addition, the reporting of sales of Epzicom/Kivexa and Selzentry will going forward be incorporated into the "Other HIV" line within the "HIV category".
The revised Pharmaceutical turnover tables below set out the revised format for reporting Pharmaceutical product sales that will be used from the first quarter 2021 results, in respect of the 2020 Pharmaceutical product sales.

An Excel version of this data is available on www.gsk.com.

(GSK) - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Brand names
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The information for 2020 has been derived from the full Group accounts published in the Annual Report 2020.

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Revised format for reporting Pharmaceuticals product sales

The revised format for the reporting of Pharmaceutical product sales applied to the 2020 Pharmaceutical sales is as follows:

Pharmaceuticals turnover - year ended 31 December 2020
	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Respiratory	2,360	31	32	1,486	28	30	548	28	27	326	53	56
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Anoro Ellipta	547	6	8	327	1	2	142	18	17	78	11	17
Trelegy Ellipta	819	58	59	561	47	48	168	65	65	90	>100	>100
Nucala	994	29	30	598	32	33	238	16	15	158	45	46

HIV	4,876	-	1	3,005	-	1	1,213	5	4	658	(5)	(1)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Dolutegravir products	4,702	1	2	2,941	-	1	1,163	7	6	598	(2)	3
Tivicay	1,527	(8)	(7)	871	(11)	(10)	368	(7)	(8)	288	(1)	5
Triumeq	2,306	(10)	(9)	1,454	(10)	(9)	568	(9)	(10)	284	(9)	(6)
Juluca	495	35	36	387	28	29	97	73	71	11	57	71
Dovato	374	>100	>100	229	>100	>100	130	>100	>100	15	>100	>100

Rukobia	11	-	-	11	-	-	-	-	-	-	-	-
Cabenuva	-	-	-	-	-	-	-	-	-	-	-	-
Other	163	(26)	(25)	53	(20)	(18)	50	(29)	(27)	60	(29)	(28)

Immuno-Inflammation and Other Specialty	727	19	20	612	14	16	56	22	20	59	84	91
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Benlysta	719	17	19	612	14	16	56	22	20	51	59	66

Oncology	372	62	62	231	72	74	136	42	40	5	-	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Zejula	339	48	48	206	54	55	128	35	33	5	-	-
Blenrep	33	-	-	25	-	-	8	-	-	-	-	-

New and Specialty Pharmaceuticals	8,335	11	12	5,334	10	12	1,953	13	12	1,048	12	16

Established Pharmaceuticals	8,721	(13)	(12)	2,117	(18)	(17)	2,151	(10)	(11)	4,453	(12)	(9)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Established Respiratory	4,640	(10)	(9)	1,676	(16)	(15)	1,134	(2)	(3)	1,830	(9)	(6)
Arnuity Ellipta	45	(6)	(6)	37	(10)	(7)	-	-	-	8	14	-
Avamys/Veramyst	297	(8)	(6)	-	-	-	66	(4)	(4)	231	(10)	(7)
Flixotide/Flovent	419	(33)	(32)	183	(50)	(50)	80	(9)	(10)	156	(10)	(5)
Incruse Ellipta	220	(16)	(15)	117	(27)	(27)	74	1	1	29	4	7
Relvar/Breo Ellipta	1,124	16	17	474	24	25	322	14	13	328	6	9
Seretide/Advair	1,535	(11)	(10)	434	(14)	(13)	449	(11)	(11)	652	(10)	(7)
Ventolin	785	(16)	(14)	430	(21)	(20)	116	(3)	(4)	239	(12)	(7)
Other Respiratory	215	(23)	(23)	1	>100	>100	27	(4)	-	187	(25)	(26)

Dermatology	425	(4)	(1)	1	(67)	(67)	140	(12)	(13)	284	-	6
Augmentin	490	(19)	(15)	-	-	-	145	(16)	(16)	345	(20)	(15)
Avodart	466	(19)	(17)	5	25	25	158	(24)	(25)	303	(16)	(13)
Imigran/Imitrex	118	(14)	(14)	42	(29)	(29)	51	(2)	(4)	25	(7)	(4)
Lamictal	537	(5)	(4)	269	(5)	(5)	120	7	6	148	(13)	(9)
Seroxat/Paxil	146	(9)	(6)	-	-	-	37	-	(3)	109	(11)	(7)
Valtrex	103	(4)	(2)	15	7	7	32	3	-	56	(10)	(5)
Other	1,796	(21)	(20)	109	(48)	(47)	334	(28)	(28)	1,353	(16)	(14)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	17,056	(3)	(1)	7,451	1	2	4,104	(1)	(1)	5,501	(9)	(5)
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - three months ended 31 December 2020

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Respiratory	681	28	29	435	25	27	150	23	19	96	60	63
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Anoro Ellipta	151	7	8	90	(1)	1	39	18	15	22	29	29
Trelegy Ellipta	238	38	40	161	28	30	48	45	42	29	>100	>100
Nucala	292	34	34	184	39	42	63	13	7	45	50	53

HIV	1,268	1	2	805	3	5	327	10	6	136	(24)	(21)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Dolutegravir products	1,225	1	2	786	2	4	315	13	8	124	(23)	(19)
Tivicay	365	(14)	(13)	229	(6)	(4)	88	(12)	(17)	48	(41)	(35)
Triumeq	580	(9)	(9)	370	(9)	(7)	143	(7)	(10)	67	(13)	(13)
Juluca	139	25	25	108	21	22	28	47	37	3	-	33
Dovato	141	>100	>100	79	>100	>100	56	>100	>100	6	>100	>100

Rukobia	8	-	-	8	-	-	-	-	-	-	-	-
Cabenuva	-	-	-	-	-	-	-	-	-	-	-	-
Other	35	(29)	(20)	11	(21)	-	12	(33)	(22)	12	(29)	(35)

Immuno-Inflammation and Other Specialty	206	21	24	175	18	21	15	25	17	16	60	70
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Benlysta	205	21	23	175	18	21	15	25	17	15	50	60

Oncology	115	74	74	75	>100	>100	37	28	21	3	-	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Zejula	89	35	35	54	46	51	32	10	3	3	-	-
Blenrep	25	-	-	20	-	-	5	-	-	-	-	-

New and Specialty Pharmaceuticals	2,270	12	13	1,490	13	16	529	15	11	251	1	5

Established Pharmaceuticals	2,096	(17)	(16)	484	(25)	(23)	528	(10)	(13)	1,084	(17)	(15)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Established Respiratory	1,092	(18)	(17)	373	(27)	(26)	278	(3)	(7)	441	(16)	(14)
Arnuity Ellipta	14	(7)	(13)	11	(15)	(8)	-	-	-	3	50	(50)
Avamys/Veramyst	70	(3)	(1)	-	-	-	15	-	-	55	(7)	(5)
Flixotide/Flovent	87	(53)	(52)	34	(70)	(69)	20	(9)	(18)	33	(33)	(29)
Incruse Ellipta	48	(38)	(38)	21	(60)	(58)	19	6	-	8	14	14
Relvar/Breo Ellipta	274	2	2	107	-	1	84	14	11	83	(6)	(3)
Seretide/Advair	351	(15)	(15)	73	(30)	(28)	105	(12)	(16)	173	(9)	(7)
Ventolin	211	(7)	(5)	125	1	3	29	(6)	(13)	57	(20)	(15)
Other Respiratory	37	(45)	(48)	2	>100	>100	6	(33)	(11)	29	(50)	(53)

Dermatology	109	(3)	-	-	-	-	36	(10)	(12)	73	1	7
Augmentin	115	(27)	(24)	-	-	-	37	(21)	(26)	78	(30)	(23)
Avodart	96	(31)	(31)	1	>100	>100	34	(29)	(31)	61	(34)	(33)
Imigran/Imitrex	27	(23)	(26)	6	(60)	(60)	14	8	-	7	-	-
Lamictal	140	(3)	(3)	73	-	-	30	7	4	37	(16)	(11)
Seroxat/Paxil	36	(5)	(3)	-	-	-	10	11	-	26	(10)	(3)
Valtrex	26	(4)	(4)	4	-	-	8	-	(13)	14	(7)	-
Other	455	(18)	(17)	27	(27)	(16)	81	(25)	(25)	347	(15)	(14)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,366	(4)	(3)	1,974	1	3	1,057	1	(3)	1,335	(14)	(12)
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - nine months ended 30 September 2020

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Respiratory	1,679	32	33	1,051	30	31	398	30	31	230	50	53
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Anoro Ellipta	396	6	8	237	2	2	103	18	18	56	6	13
Trelegy Ellipta	581	68	69	400	56	57	120	74	75	61	>100	>100
Nucala	702	28	28	414	29	30	175	17	17	113	43	43

HIV	3,608	-	1	2,200	(1)	-	886	3	3	522	1	6
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Dolutegravir products	3,477	2	3	2,155	(1)	-	848	5	5	474	6	11
Tivicay	1,162	(6)	(5)	642	(12)	(12)	280	(5)	(5)	240	15	21
Triumeq	1,726	(10)	(9)	1,084	(10)	(9)	425	(10)	(10)	217	(8)	(4)
Juluca	356	40	41	279	30	31	69	86	89	8	100	100
Dovato	233	>100	>100	150	>100	>100	74	>100	>100	9	>100	>100

Rukobia	3	-	-	3	-	-	-	-	-	-	-	-
Cabenuva	-	-	-	-	-	-	-	-	-	-	-	-
Other	128	(26)	(26)	42	(19)	(23)	38	(27)	(29)	48	(29)	(26)

Immuno-Inflammation and Other Specialty	521	18	19	437	13	14	41	21	21	43	95	100
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Benlysta	514	16	17	437	13	14	41	21	21	36	64	68

Oncology	257	57	57	156	61	62	99	48	48	2	-	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Zejula	250	53	53	152	57	57	96	45	45	2	-	-
Blenrep	8	-	-	5	-	-	3	-	-	-	-	-

New and Specialty Pharmaceuticals	6,065	11	12	3,844	9	10	1,424	12	13	797	16	20

Established Pharmaceuticals	6,625	(12)	(10)	1,633	(15)	(15)	1,623	(10)	(10)	3,369	(11)	(7)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Established Respiratory	3,548	(8)	(6)	1,303	(12)	(12)	856	(2)	(2)	1,389	(7)	(4)
Arnuity Ellipta	31	(6)	(3)	26	(7)	(7)	-	-	-	5	-	20
Avamys/Veramyst	227	(10)	(7)	-	-	-	51	(6)	(6)	176	(11)	(8)
Flixotide/Flovent	332	(25)	(23)	149	(41)	(41)	60	(9)	(8)	123	(1)	4
Incruse Ellipta	172	(7)	(6)	96	(12)	(12)	55	-	2	21	-	5
Relvar/Breo Ellipta	850	21	22	367	34	35	238	14	14	245	11	14
Seretide/Advair	1,184	(10)	(8)	361	(9)	(9)	344	(10)	(10)	479	(10)	(7)
Ventolin	574	(19)	(17)	305	(28)	(27)	87	(2)	(1)	182	(9)	(3)
Other Respiratory	178	(16)	(16)	(1)	-	-	21	11	5	158	(18)	(18)

Dermatology	316	(5)	(2)	1	(67)	(67)	104	(13)	(13)	211	-	6
Augmentin	375	(16)	(12)	-	-	-	108	(14)	(13)	267	(16)	(12)
Avodart	370	(15)	(12)	4	-	-	124	(23)	(23)	242	(10)	(6)
Imigran/Imitrex	91	(12)	(11)	36	(18)	(18)	37	(5)	(5)	18	(10)	(5)
Lamictal	397	(6)	(4)	196	(7)	(6)	90	7	7	111	(12)	(8)
Seroxat/Paxil	110	(10)	(7)	-	-	-	27	(4)	(4)	83	(12)	(9)
Valtrex	77	(4)	(1)	11	10	10	24	4	4	42	(11)	(6)
Other	1,341	(23)	(21)	82	(52)	(53)	253	(29)	(29)	1,006	(16)	(13)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	12,690	(2)	(1)	5,477	1	1	3,047	(1)	(1)	4,166	(7)	(3)
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - three months ended 30 September 2020

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Respiratory	585	21	26	361	14	20	136	23	23	88	57	64
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Anoro Ellipta	140	(2)	3	86	(9)	(4)	35	17	13	19	-	21
Trelegy Ellipta	194	40	45	126	20	29	42	50	54	26	>100	>100
Nucala	251	24	29	149	25	32	59	11	11	43	39	45

HIV	1,216	(4)	-	755	(5)	-	296	1	1	165	(7)	1
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Dolutegravir products	1,176	(3)	1	739	(5)	-	284	3	4	153	(2)	5
Tivicay	377	(15)	(10)	220	(18)	(13)	87	(15)	(14)	70	(1)	7
Triumeq	577	(11)	(8)	368	(11)	(6)	135	(12)	(13)	74	(11)	(5)
Juluca	123	22	28	95	14	20	24	50	56	4	>100	100
Dovato	99	>100	>100	56	>100	>100	38	>100	>100	5	>100	>100

Rukobia	3	-	-	3	-	-	-	-	-	-	-	-
Cabenuva	-	-	-	-	-	-	-	-	-	-	-	-
Other	37	(34)	(32)	13	(24)	(24)	12	(33)	(39)	12	(43)	(33)

Immuno-Inflammation and Other Specialty	193	13	18	158	5	11	15	25	25	20	>100	>100
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Benlysta	186	8	13	158	5	11	15	25	25	13	30	40

Oncology	99	55	58	61	61	68	36	35	35	2	>100	>100
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Zejula	92	44	47	57	50	55	33	27	27	2	>100	>100
Blenrep	8	-	-	5	-	-	3	-	-	-	-	-

New and Specialty Pharmaceuticals	2,093	5	10	1,335	2	8	483	9	9	275	14	21

Established Pharmaceuticals	2,099	(17)	(13)	583	(13)	(9)	491	(18)	(18)	1,025	(20)	(12)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Established Respiratory	1,118	(11)	(6)	471	(8)	(3)	253	(8)	(8)	394	(17)	(9)
Arnuity Ellipta	14	17	33	13	30	30	-	-	-	1	(50)	50
Avamys/Veramyst	56	(15)	(8)	-	-	-	13	(13)	(13)	43	(16)	(6)
Flixotide/Flovent	92	(46)	(42)	45	(59)	(57)	15	(17)	(17)	32	(26)	(14)
Incruse Ellipta	56	(7)	(2)	33	(3)	3	16	(11)	(6)	7	(13)	(12)
Relvar/Breo Ellipta	323	30	34	169	64	70	73	3	1	81	8	15
Seretide/Advair	368	(12)	(8)	112	(4)	(1)	104	(14)	(14)	152	(16)	(8)
Ventolin	177	(23)	(18)	100	(26)	(22)	25	(7)	(4)	52	(24)	(15)
Other Respiratory	32	(40)	(28)	(1)	-	-	7	75	50	26	(46)	(38)

Dermatology	110	(7)	(1)	-	-	-	36	(10)	(13)	74	(5)	5
Augmentin	106	(30)	(24)	-	-	-	30	(21)	(21)	76	(33)	(25)
Avodart	95	(37)	(30)	1	(50)	(50)	36	(29)	(29)	58	(40)	(30)
Imigran/Imitrex	30	(17)	(14)	11	(27)	(27)	12	(8)	(8)	7	(13)	-
Lamictal	125	(15)	(10)	61	(18)	(12)	30	(3)	(3)	34	(19)	(10)
Seroxat/Paxil	38	(10)	(2)	-	-	-	9	(10)	(10)	29	(9)	-
Valtrex	24	(14)	(7)	4	-	-	8	(11)	(11)	12	(20)	(7)
Other	453	(26)	(22)	35	(44)	(46)	77	(41)	(40)	341	(18)	(13)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,192	(7)	(3)	1,918	(3)	2	974	(6)	(6)	1,300	(14)	(7)
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - six months ended 30 June 2020

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Respiratory	1,094	40	38	690	40	37	262	34	35	142	46	46
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Anoro Ellipta	256	11	10	151	9	6	68	19	21	37	9	9
Trelegy Ellipta	387	87	85	274	81	77	78	90	90	35	>100	>100
Nucala	451	30	28	265	31	29	116	20	21	70	46	42

HIV	2,392	3	2	1,445	1	(1)	590	4	4	357	6	9
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Dolutegravir products	2,301	4	3	1,416	2	-	564	6	6	321	10	14
Tivicay	785	(1)	(2)	422	(9)	(11)	193	-	-	170	24	28
Triumeq	1,149	(9)	(10)	716	(9)	(11)	290	(9)	(9)	143	(6)	(3)
Juluca	233	51	49	184	40	38	45	>100	>100	4	100	100
Dovato	134	>100	>100	94	>100	>100	36	-	-	4	>100	>100

Rukobia	-	-	-	-	-	-	-	-	-	-	-	-
Cabenuva	-	-	-	-	-	-	-	-	-	-	-	-
Other	91	(22)	(23)	29	(17)	(23)	26	(24)	(24)	36	(23)	(23)

Immuno-Inflammation and Other Specialty	328	21	19	279	18	16	26	18	18	23	77	77
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Benlysta	328	21	19	279	18	16	26	18	18	23	92	92

Oncology	158	58	57	95	61	58	63	54	54	-	-	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Zejula	158	60	58	95	61	58	63	57	57	-	-	-
Blenrep	-	-	-	-	-	-	-	-	-	-	-	-

New and Specialty Pharmaceuticals	3,972	14	13	2,509	13	11	941	14	15	522	16	19

Established Pharmaceuticals	4,526	(9)	(9)	1,050	(17)	(18)	1,132	(7)	(6)	2,344	(6)	(5)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Established Respiratory	2,430	(6)	(6)	832	(15)	(16)	603	-	1	995	(3)	(1)
Arnuity Ellipta	17	(19)	(24)	13	(28)	(28)	-	-	-	4	33	-
Avamys/Veramyst	171	(8)	(7)	-	-	-	38	(3)	(3)	133	(10)	(8)
Flixotide/Flovent	240	(12)	(12)	104	(27)	(29)	45	(6)	(4)	91	12	14
Incruse Ellipta	116	(7)	(8)	63	(16)	(19)	39	5	5	14	8	15
Relvar/Breo Ellipta	527	16	16	198	16	14	165	20	20	164	13	14
Seretide/Advair	816	(9)	(9)	249	(11)	(12)	240	(8)	(8)	327	(8)	(6)
Ventolin	397	(17)	(17)	205	(29)	(30)	62	-	-	130	(2)	2
Other Respiratory	146	(8)	(11)	-	-	-	14	(7)	(7)	132	(9)	(12)

Dermatology	206	(4)	(2)	1	(67)	(67)	68	(14)	(13)	137	3	6
Augmentin	269	(8)	(6)	-	-	-	78	(10)	(9)	191	(7)	(5)
Avodart	275	(3)	(3)	3	50	50	88	(19)	(19)	184	6	7
Imigran/Imitrex	61	(9)	(9)	25	(14)	(14)	25	(4)	(4)	11	(8)	(8)
Lamictal	272	(1)	(1)	135	(1)	(3)	60	13	13	77	(8)	(7)
Seroxat/Paxil	72	(10)	(10)	-	-	-	18	-	-	54	(13)	(13)
Valtrex	53	2	2	7	17	17	16	14	14	30	(6)	(6)
Other	888	(21)	(20)	47	(56)	(57)	176	(23)	(22)	665	(15)	(14)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	8,498	-	-	3,559	3	1	2,073	2	2	2,866	(3)	(2)
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - three months ended 30 June 2020

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Respiratory	574	30	27	378	34	30	122	17	18	74	32	27
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Anoro Ellipta	139	9	6	88	9	5	32	7	10	19	12	6
Trelegy Ellipta	194	62	58	140	65	60	36	64	59	18	38	46
Nucala	241	24	21	150	28	26	54	4	6	37	42	31

HIV	1,185	(2)	(3)	740	1	(2)	270	(7)	(7)	175	(5)	(2)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Dolutegravir products	1,140	(1)	(2)	725	1	(2)	259	(4)	(5)	156	-	4
Tivicay	373	(9)	(10)	208	(14)	(16)	87	(12)	(14)	78	10	15
Triumeq	586	(9)	(11)	378	(6)	(9)	134	(16)	(16)	74	(12)	(10)
Juluca	113	35	33	90	29	27	21	62	62	2	100	>100
Dovato	68	>100	>100	49	>100	>100	17	-	-	2	>100	>100

Rukobia	-	-	-	-	-	-	-	-	-	-	-	-
Cabenuva	-	-	-	-	-	-	-	-	-	-	-	-
Other	45	(27)	(32)	15	(6)	(19)	11	(39)	(39)	19	(32)	(36)

Immuno-Inflammation and Other Specialty	177	17	15	153	16	14	12	9	-	12	50	50
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Benlysta	177	18	15	153	16	14	12	9	-	12	71	71

Oncology	77	35	33	47	42	39	30	25	21	-	-	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Zejula	77	35	32	47	42	39	30	25	21	-	-	-
Blenrep	-	-	-	-	-	-	-	-	-	-	-	-

New and Specialty Pharmaceuticals	2,013	8	6	1,318	11	9	434	2	1	261	5	6

Established Pharmaceuticals	2,089	(15)	(15)	483	(19)	(21)	497	(18)	(19)	1,109	(11)	(9)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Established Respiratory	1,114	(9)	(9)	377	(15)	(17)	276	(7)	(8)	461	(4)	(2)
Arnuity Ellipta	8	(43)	(50)	6	(50)	(50)	-	-	-	2	-	(50)
Avamys/Veramyst	62	(13)	(10)	-	-	-	19	(5)	(10)	43	(16)	(10)
Flixotide/Flovent	117	(7)	(7)	54	(17)	(18)	17	(23)	(18)	46	18	18
Incruse Ellipta	59	4	2	33	6	-	19	-	-	7	-	14
Relvar/Breo Ellipta	242	2	2	83	(11)	(12)	78	11	9	81	8	12
Seretide/Advair	421	2	2	143	36	34	113	(12)	(13)	165	(7)	(6)
Ventolin	144	(39)	(39)	58	(59)	(60)	24	(17)	(21)	62	(6)	(2)
Other Respiratory	61	(10)	(16)	-	-	-	6	(25)	(12)	55	(10)	(16)

Dermatology	95	(11)	(9)	1	-	-	30	(27)	(24)	64	(2)	-
Augmentin	100	(25)	(23)	-	-	-	21	(45)	(45)	79	(17)	(17)
Avodart	134	(5)	(6)	2	100	100	39	(26)	(28)	93	7	7
Imigran/Imitrex	27	(25)	(28)	10	(41)	(41)	12	(8)	(15)	5	(17)	(17)
Lamictal	135	(5)	(6)	66	(8)	(10)	28	-	(4)	41	(2)	(2)
Seroxat/Paxil	36	(10)	(10)	-	-	-	8	(11)	(11)	28	(10)	(10)
Valtrex	25	-	-	3	>100	>100	7	-	-	15	(12)	(12)
Other	423	(30)	(29)	24	(61)	(62)	76	(37)	(36)	323	(23)	(22)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,102	(5)	(5)	1,801	1	(1)	931	(10)	(11)	1,370	(8)	(7)
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - three months ended 31 March 2020

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Respiratory	520	52	52	312	49	47	140	54	55	68	66	73
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Anoro Ellipta	117	15	16	63	9	9	36	33	33	18	6	12
Trelegy Ellipta	193	>100	>100	134	>100	>100	42	>100	>100	17	>100	>100
Nucala	210	38	38	115	35	33	62	38	38	33	50	55

HIV	1,207	8	8	705	2	1	320	15	17	182	18	21
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Dolutegravir products	1,161	9	9	691	3	2	305	16	18	165	22	25
Tivicay	412	8	8	214	(4)	(5)	106	13	15	92	39	42
Triumeq	563	(8)	(8)	338	(12)	(13)	156	(3)	(1)	69	1	4
Juluca	120	71	69	94	54	51	24	>100	>100	2	100	100
Dovato	66	-	-	45	-	-	19	-	-	2	-	-

Rukobia	-	-	-	-	-	-	-	-	-	-	-	-
Cabenuva	-	-	-	-	-	-	-	-	-	-	-	-
Other	46	(15)	(13)	14	(26)	(26)	15	(6)	(6)	17	(11)	(5)

Immuno-Inflammation and Other Specialty	151	25	24	126	20	18	14	27	36	11	>100	>100
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Benlysta	151	25	24	126	20	18	14	27	36	11	>100	>100

Oncology	81	88	88	48	85	81	33	94	100	-	-	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Zejula	81	93	93	48	85	81	33	>100	>100	-	-	-
Blenrep	-	-	-	-	-	-	-	-	-	-	-	-

New and Specialty Pharmaceuticals	1,959	20	20	1,191	16	14	507	28	29	261	31	35

Established Pharmaceuticals	2,437	(4)	(3)	567	(14)	(15)	635	5	6	1,235	(2)	(1)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Established Respiratory	1,316	(4)	(4)	455	(14)	(15)	327	8	10	534	(1)	(1)
Arnuity Ellipta	9	29	29	7	17	17	-	-	-	2	100	100
Avamys/Veramyst	109	(5)	(5)	-	-	-	19	-	5	90	(6)	(7)
Flixotide/Flovent	123	(16)	(16)	50	(36)	(37)	28	8	8	45	7	10
Incruse Ellipta	57	(16)	(16)	30	(32)	(32)	20	11	11	7	17	17
Relvar/Breo Ellipta	285	33	32	115	47	45	87	30	33	83	19	16
Seretide/Advair	395	(19)	(18)	106	(40)	(40)	127	(5)	(3)	162	(8)	(7)
Ventolin	253	3	4	147	1	(1)	38	15	18	68	3	6
Other Respiratory	85	(7)	(8)	-	-	-	8	14	-	77	(8)	(8)

Dermatology	111	3	6	-	-	-	38	-	-	73	7	12
Augmentin	169	6	8	-	-	-	57	16	18	112	1	3
Avodart	141	(1)	-	1	-	-	49	(13)	(11)	91	6	7
Imigran/Imitrex	34	10	13	15	25	25	13	-	8	6	-	-
Lamictal	137	4	5	69	6	5	32	28	32	36	(14)	(12)
Seroxat/Paxil	36	(10)	(10)	-	-	-	10	11	11	26	(16)	(16)
Valtrex	28	4	4	4	(20)	(20)	9	29	29	15	-	-
Other	465	(10)	(9)	23	(51)	(51)	100	(6)	(7)	342	(6)	(4)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,396	6	6	1,758	4	3	1,142	14	15	1,496	2	4
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 30, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc